330 East Kilbourn Avenue
Suite 200
Milwaukee, WI 53202
414-278-1048

Associated Banc-Corp

April 5, 2016

Via EDGAR

Mr. H. Stephen Kim

Assistant Chief Accountant

Office of Financial Services

U.S. Securities and Exchange Commission

Washington, DC 20549

RE: Associated Banc-Corp

Form 10-K for Fiscal Period Ended December 31, 2015

Filed February 5, 2016

File No. 001-31343

Dear Mr. Kim:

We are in the receipt of the comment letter dated April 4, 2016 (the “Comment Letter”) regarding the above-referenced Form 10-K.  This letter will confirm my telephone conversation this morning with Ms. Chris Harley extending the time for Associated Banc-Corp (“Associated”) to respond to the Comment Letter until May 2, 2016.  Associated requested the additional time in order to prepare the response and to review the response with its Audit Committee and independent auditors.

Thank you for your consideration of this matter, and please contact the undersigned if you have any questions.

Very truly yours,

/s/ Randall J. Erickson

Randall J. Erickson

Executive Vice President, General Counsel and

  Corporate Secretary

cc:  Ms. Chris Harley